AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

05010280

18 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 15 July 2005, Re: Voluntary winding-up of Shanghai Lion Food Industry Co Ltd for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

SEC MAIL RECEIVED PROCESSING SECTION
AUG - 4 2005
WASH. D.C. 199

Form Version 2.0
General Announcement
Reference No AA-050715-67563

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :
VOLUNTARY WINDING-UP OF SHANGHAI LION FOOD INDUSTRY CO LTD

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that following an application by Shanghai Lion Food Industry Co Ltd ("SLFI"), a 93.79% owned subsidiary of Amsteel to the relevant authority in the People's Republic of China ("PRC"), SLFI had been voluntarily wound-up on 8 July 2005 ("Voluntary Winding -Up").

(For illustration purposes, the exchange rate of Rmb1 : RM0.4591 is assumed)

2. INFORMATION ON SLFI

SLFI is a joint-venture between Masoni Investment Pte Ltd ("Masoni") and Shenghan Agriculture Industrial and Trade Co on an equity ratio of 93.79 : 6.21. SLFI was incorporated on 29 April 1994 in the PRC with a registered and paid-up capital of Rmb129.93 million (equivalent to approximately RM60 million). Masoni's cost of investment for its 93.79% equity interest in SLFI was approximately Rmb122 million (equivalent to approximately RM56 million).

SLFI was involved in the manufacturing and packaging of food and drinks.

3. RATIONALE OF THE VOLUNTARY WINDING-UP

SLF ceased operation in 1999 due to continued operational losses incurred since 1994 as a result of continuing difficult operating conditions in the food business in the PRC.

4. EFFECTS OF THE VOLUNTARY WINDING-UP

The Voluntary Winding-Up does not have any material impact on the earnings of the Amsteel

AMSTEEL CORPORATION BERHAD (20667-M)

Group for the financial year ended 30 June 2005 and on the net tangible assets of the Amsteel Group, based on the audited consolidated balance sheet as at 30 June 2004 as all the losses have been fully provided for in the financial statements.

As a result of the Voluntary Winding-Up, SLFI is no longer a subsidiary of Amsteel.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

15 JUL 2005